Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the captions “Experts” in the Registration Statement (Form S-3) and the related Prospectus and Prospectus Supplement of Invitae Corporation for the registration of debt securities, common stock, preferred stock, depository shares, purchase contracts, purchase units and warrants and to the incorporation by reference therein of our reports dated March 1, 2022, with respect to the consolidated financial statements of Invitae Corporation, and the effectiveness of internal control over financial reporting of Invitae Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2021 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

March 1, 2022